SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 205




                                   FORM 6-K




                           REPORT OF FOREIGN ISSUER
                     PURSUANT TO RULE 13a-16 OR 15b-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934




                               For December 21, 2004




                               TELMEX CORP S.A.
                          (formerly Chilesat Corp S.A.)
                (Translation of registrant's name into English)




                           Rinconada El Salto No.202
                     Comuna de Huechuraba, Santiago, Chile
                   (Address of principal executive offices)




                           Form 20-F X    Form 40-F
                                    ---            ---




     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                                 Yes      No X
                                    ---     ---

                       TELMEX CORP S.A. (THE "COMPANY")
                              REPORT ON FORM 6-K



                              TABLE OF CONTENTS

1. A notice recently sent to holders of ADRs.

THE BANK OF NEW YORK
NEW YORK'S FIRST BANK-FOUNDED 1784 BY ALEXANDER HAMILTON

                                     101 BARCLAY STREET, NEW YORK, N.Y. 10286

DEPOSITARY RECEIPTS


           NOTICE TO OWNERS OF AMERICAN DEPOSITARY SHARES EVIDENCED BY
                          AMERICAN DEPOSITARY RECEIPTS
                      REPRESENTING DEPOSITED COMMON SHARES
                                       OF
                                TELMEX CORP S.A.
                          (FORMERLY CHILESAT CORP S.A.)

                      ONE ADS REPRESENTS TEN COMMON SHARES
                               CUSIP: 87957Q 20 1

You are hereby notified, as Owners of the above American Depositary Receipts ("ADRs"), that, at the request of Telmex Corp S.A. (the "Company") we have terminated the offering of the ADRs. The Depositary will not accept any further deposits of shares of the Issuer ("Shares") for issuance of ADRs.

You are hereby further notified that The Bank of New York, as depositary for the ADRs (the "Depositary"), and the Issuer have agreed to amend the Amended and Restated Deposit Agreement dated as of May 5, 2000 (the "Deposit Agreement") under which the ADRs were issued to:

     o decrease the notice period required in connection with a termination by the Company of the Deposit Agreement from 90 days to 30 days;

     o decrease from one year to 30 days the time that must pass after termination of the Deposit Agreement before the Depositary may sell the remaining deposited Shares; and

     o change the provision on selling deposited Shares after termination to require the Depositary to use reasonable efforts to sell the remaining deposited Shares as soon as practical after the specified period, and to accept an offer by Telmex Chile Holding S.A. or any of its affiliates to purchase those deposited Shares at a price of at least Ch$154.19 per Share. However, if the Depositary has received any higher offer for the deposited Shares, it may sell the deposited Shares to another person at a higher price.

Attached to this notice as Annex A is a copy of Section 6.02 of the Deposit Agreement, as amended. The amended provisions of the Deposit Agreements described above will not become effective as to outstanding ADRs until 30 days from the date of this notice.

You are hereby further notified that, at the instruction of the Company, the Deposit Agreement, as amended, will terminate on February 18, 2005 (30 days after the expiration of the notice of amendment period).

As a result of the amendment and termination of the Deposit Agreement described above, you have approximately three months from the date of this notice to decide if you would like to retain your interest in Shares. If you do not surrender your ADRs and request delivery of the underlying Shares, the Depositary expects to sell those Shares to the company or an affiliate of the Company at the price specified above on or about March 20, 2005, and you will receive the net proceeds of such sale in U.S. dollars upon subsequent surrender of your ADRs.

The specified price at which the Depositary expects to sell the deposited Shares was determined by the Company and its advisors. The Depositary has made no investigation, and makes no representation, that the specified price is a fair price as of today, and the Depositary can give no assurance that the specified price will be a fair price on March 20, 2005. The Company has no duty to adjust the specified price to reflect any increase in the value of the Company or fluctuation in currency exchange rates that may have occurred or that may occur before March 20, 2005. The Depositary has been advised that there is no public trading market in Chile for the Shares. You must make your own determination whether to withdraw the deposited Shares to hold or sell on your own or to take no action, in which case the Depositary expects to sell those Shares at the specified price.

If you surrender your ADRs for the purpose of withdrawing the underlying Shares prior to March 20, 2005, you must pay the fee of the Depositary as provided in
Section 2.05 of the Deposit Agreement of $5.00 per 100 ADSs (or portion thereof) surrendered, a $7.50 cable fee and any applicable taxes or governmental charges. Payment should be made payable to The Bank of New York.

If you surrender your ADRs to obtain payment of proceeds of the sale of deposited Shares after approximately March 20, 2005, the fee of the Depositary as provided in Section 2.05 of the Deposit Agreements of $5.00 per 100 ADSs (or portion thereof) surrendered, the expenses of the sale and currency conversion and any applicable taxes or governmental charges will be deducted from the payment you will receive.

The address of the Depositary is: The Bank of New York, 101 Barclay Street, Floor 22 West, New York, NY 10286. Registered or overnight mail is the suggested method of delivering ADRs to the Depositary.

Terms used in this Notice and not otherwise defined therein shall have the meanings set forth in the Deposit Agreement.

For information regarding your Telmex Corp ADRs, please contact the Depositary at telephone number 1-888-BNY-ADRS (1-888-269-2377).


                                  THE BANK OF NEW YORK,
                                  As Depositary



Dated:  December 20, 2004

                                     ANNEX A

Section 6.02  Termination
              -----------


The Depositary shall at any time at the direction of the Company, terminate this Deposit Agreement by mailing notice of such termination to the Owners of all Receipts then outstanding at least 30 days prior to the date fixed in such notice for such termination. The Depositary may likewise terminate this Deposit Agreement by mailing notice of such termination to the Company and the Owners of all Receipts then outstanding if at any time 90 days shall have expired after the Depositary shall have delivered to the Company a written notice of its election to resign and a successor depositary shall not have been appointed and accepted its appointment as provided in Section 5.04. On and after the date of termination, the Owner of a Receipt will, upon (a) surrender of such Receipt at the Corporate Trust Office of the Depositary, (b) payment of the fee of the Depositary for the surrender of Receipts referred to in Section 2.05, and (c) payment of any applicable taxes or governmental charges, be entitled to delivery, to him or upon his order, of the amount of Deposited Securities represented by the American Depositary Shares evidenced by such Receipt. If any Receipts shall remain outstanding after the date of termination, the Depositary thereafter shall discontinue the registration of transfers of Receipts, shall suspend the distribution of dividends to the Owners thereof, and shall not give any further notices or perform any further acts under this Deposit Agreement, except that the Depositary shall continue to collect dividends and other distributions pertaining to Deposited Securities, shall sell rights as provided in this Deposit Agreement, and shall continue to deliver Deposited Securities, together with any dividends or other distributions received with respect thereto and the net proceeds of the sale of any rights or other property, in exchange for Receipts surrendered to the Depositary (after deducting, in each case, the fee of the Depositary for the surrender of a Receipt, any expenses for the account of the Owner of such Receipt in accordance with the terms and conditions of this Deposit Agreement, and any applicable taxes or governmental charges). The Depositary shall use its reasonable efforts to sell the Deposited Securities as soon as practical after the expiration of 30 days from the date of termination. If Telmex Chile Holding S.A. or any of its affiliates has offered to purchase all the Deposited Shares from the Depositary at a price of at least Ch$154.19 per Share, the Depositary shall accept that offer and use its reasonable efforts to close that sale as promptly as practical after the expiration of 30 days from the date of termination, unless the Depositary has, by that date, received an offer from any other person to purchase all the Deposited Securities at a price higher than Ch$154.19 per Share, in which case the Depositary may instead sell the Deposited Securities to that other person. After selling the Deposited Securities, the Depositary shall thereafter hold uninvested the net proceeds of that sale, together with any other cash then held by it hereunder, unsegregated and without liability for interest, for the pro rata benefit of the owners of Receipts which have not theretofore been surrendered, such Owners thereupon becoming general creditors of the Depositary with respect to such net proceeds. After making such sale, the Depositary shall be discharged from all obligations under this Deposit Agreement, except to account for such net proceeds and other cash (after deducting, in each case, the fee of the Depositary for the surrender of a Receipt, any expenses for the account of the Owner of such Receipt in accordance with the terms and conditions of this Deposit Agreement, and any applicable taxes or governmental charges) and except for its obligation to the Company under Section 5.08 hereof. Upon the termination of this Deposit Agreement, the Company shall be discharged from all obligations under this Deposit Agreement except for its obligations to the Depositary under Sections 5.08 and 5.09 hereof.

                              TELMEX CORP S.A.

                                  SIGNATURES


Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.


                                 TELMEX CORP S.A.


                                 By:  /s/ Fernando Escrich Juleff
                                    ---------------------------------------
                                      Name:   Fernando Escrich Juleff
                                      Title:  Chief Financial Officer




December 21, 2004